Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 19, 2014

Ms. Stacie Gorman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital New York City REIT II, Inc. Draft Registration Statement on Form S-11 Submitted August 25, 2014 CIK No. 0001614540

Ms. Gorman:

Per your telephonic request, on behalf of American Realty Capital New York City REIT II, Inc., a Maryland corporation (the “Company”), please find transmitted herewith supplemental information previously submitted via email to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 10, 2014 in connection with the confidential submission of Amendment No. 1 to the Draft Registration Statement on Form S-11 of the Company (“Amendment No. 1”) and the Company’s response to comment 3 of the Staff set forth in the Staff’s letter dated September 23, 2014 with respect to the Draft Registration Statement on Form S-11 submitted confidentially by the Company to the Commission on August 25, 2014.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section “Market Overview” starting on page 75. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

On behalf of the Company, we respond to the specific comment above with the circle-up attached hereto as Annex A and the supplemental information attached hereto as Exhibits 1 through 8. The circle-up indicates which supporting materials (by reference to the number of the relevant Exhibit) supports each statement regarding quantitative and qualitative business and industry data used in Amendment No. 1, with alphabetical notations to clearly mark the specific responsive language or data in such supporting materials, if applicable.

November 19, 2014

If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By:	/s/ Peter M. Fass
Peter M. Fass

cc:	James A. Tanaka, Esq.
Michael J. Choate, Esq.